03011789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48734

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CPP Securities L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two American Lane

(No. and Street)

Greenwich	**CT**	**06836-2571**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall U. Tam (203) 861-3288

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Randall U. Tam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CPP Securities L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Randall U. Tam

Signature

General Securities Principal and Executive Representative

Title

Notary Public EXP JAN 31, 2008

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- X (q) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

CPP Securities L.L.C. (a Limited Liability Company)

Year ended December 31, 2002
With Report and Supplementary Report of Independent Auditors

CPP Securities L.L.C.
(a Limited Liability Company)

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Members' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to SEC Rule 15c3-1 8
Statement Regarding SEC Rule 15c3-3 9
Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 10

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Members of
CPP Securities L.L.C.

We have audited the accompanying statement of financial condition of CPP Securities L.L.C. (a Limited Liability Company) as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPP Securities L.L.C. at December 31, 2002, and the results of its operations, changes in its members' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the U.S. Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 14, 2003

CPP Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition
(Dollars in thousands)

December 31, 2002

Assets		
Securities owned, at fair value (cost $493)	$	476
Due from broker		25
Total assets	$	501
Liabilities and members' equity		
Liabilities:		
Accrued expenses	$	10
Members' equity		491
Total liabilities and members' equity	$	501

See accompanying notes.

CPP Securities L.L.C.
(a Limited Liability Company)

Statement of Operations
(Dollars in thousands)

Year ended December 31, 2002

Net change in unrealized depreciation of investments	$	(19)
Interest income		8
		(11)
Operating expenses		11
Net loss	$	(22)

See accompanying notes.

CPP Securities L.L.C.
(a Limited Liability Company)

Statement of Changes in Members' Equity

(Dollars in thousands)

Year ended December 31, 2002

Balance at January 1, 2002	$	506
Contributions of capital		7
Net loss		(22)
Balance at December 31, 2002	$	491

See accompanying notes.

CPP Securities L.L.C.
(a Limited Liability Company)

Statement of Cash Flows
(Dollars in thousands)

Year ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(22)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Securities owned		19
Due from broker		(9)
Increase in operating liabilities:		
Accrued expenses		5
Net cash used in operating activities		(7)
Cash flows from financing activities		
Contributions of capital		7
Cash, beginning and end of year	$	-

See accompanying notes.

CPP Securities L.L.C.
(a Limited Liability Company)

Notes to Financial Statements

(Dollars in thousands)

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Organization

CPP Securities L.L.C. (the "Company") is a Delaware limited liability company, a broker-dealer with the U.S. Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. ("NASD"). According to the limited liability company agreement, the term of the Company shall end at the close of business on December 31, 2037.

There are two member-managers in the Company: Capital Preservation Partners L.L.C., the majority member-manager, and Paloma Partners Company L.L.C..

Investment Transactions

Investment transactions are accounted for on a trade-date basis.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition. The process of valuing financial instruments in conformity with generally accepted accounting principles requires the use of estimates and assumptions. Actual results could differ from these values.

Allocation of Profit and Loss

Pursuant to the limited liability company agreement, on a monthly basis, each member's equity account is credited or charged, as the case may be, with that member's proportionate share of any increase or decrease in the value of the Company during the month. Also, pursuant to the limited liability company agreement, no member-manager is entitled to compensation.

CPP Securities L.L.C.
(a Limited Liability Company)

Notes to Financial Statements (continued)
(Dollars in thousands)

December 31, 2002

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

No provision for income taxes has been made because the Company is not subject to taxation in the jurisdictions in which it operates.

2. Securities Owned

Securities owned comprise a U.S. Treasury bill of $447, at cost plus accrued interest, which approximates fair value, and stock and warrants of the NASD of $20 and $9, respectively. The stock is valued at the last sales price as of the last business day of the year. The warrants are valued at fair value which is based on pricing models that consider the time value of money, volatility, and the current market and contractual price of the underlying financial instrument.

The U.S. Treasury bill is pledged to the clearing broker on terms that typically permit it to sell or repledge the security to others.

3. Due From Broker

This balance comprises cash with the Company's prime broker.

4. Net Capital Requirements

The Company is a member of the NASD, and is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2002, the Company had net capital of $390.

Supplemental Information

CPP Securities L.L.C.
(a Limited Liability Company)

Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Dollars in thousands)

December 31, 2002

Total members' equity	$	491
Deductions and charges:		
Not-readily-marketable securities		29
Broker blanket bond		70
Net capital before haircuts on securities positions		392
Haircuts on securities		2
Net capital		390
Net capital requirement (minimum)		250
Excess net capital	$	140

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

CPP Securities L.L.C.
(a Limited Liability Company)

Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

The Members of
CPP Securities L.L.C.

In planning and performing our audit of the financial statements of CPP Securities L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3 (a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to

above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the U.S. Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's criteria.

This report is intended solely for the information and use of management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the U.S. Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 14, 2003

Ernst + Young LLP